Exhibit 6.5

FIRST AMENDMENT TO
SERVICES AND LICENSE AGREEMENT

THIS FIRST AMENDMENT TO SERVICES AND LICENSE AGREEMENT (this “First Amendment”) is made and entered into this 25th day of August, 2017, by and between Centene Corporation, a Delaware corporation (“Centene”) and Carolina Complete Health Network, Inc. (f/k/a Formation Subsidiary, Inc.), a Delaware corporation (“Network Sub” and together with Centene, collectively, the “Parties” and each a “Party”).

WHEREAS, the Parties entered into that certain Services and License Agreement dated January 10, 2017 (the “Initial Agreement”), pursuant to which Centene has agreed to provide certain resources and services to Network Sub in connection with Network Sub’s efforts to create, recruit, build, develop, manage, operate and maintain the Plan Network; and

WHEREAS, in compliance with the requirements set forth in Section 7(i) of the Initial Agreement, the Parties have agreed to amend certain provisions of the Initial Agreement, in the manner, and on the terms and conditions, set forth in this First Amendment.

NOW, THEREFORE, in consideration of the foregoing, the covenants and mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.       Defined Terms. Capitalized terms used and not otherwise defined herein, shall have the meanings ascribed to such terms in the Initial Agreement.

2.       References in the Initial Agreement. The Initial Agreement is hereby amended such that, from and after the date hereof, any and all references to (a) “HoldCo” in the Initial Agreement shall mean Carolina Complete Health Holding Company Partnership, a Delaware general partnership; (b) “Formation Subsidiary, Inc.” in the Initial Agreement shall mean Carolina Complete Health Network, Inc., a Delaware corporation; and (c) “PlanCo” in the Initial Agreement shall mean Carolina Complete Health, Inc., a Delaware corporation.

3.       Amendment to Section 2(b). The second sentence of Section 2(b) of the Initial Agreement is hereby amended by changing the reference in the eighth line from “Section 1(a)” to read “Section 2(a)”.

4.       Amendment to Section 4(b). Section 4(b) of the Initial Agreement is hereby deleted in its entirety, and the following is substituted in replacement thereof:

“All Reimbursable Expenses payable to Centene hereunder shall be paid by PlanCo no later than thirty (30) days following presentation of an invoice by Centene to PlanCo; provided, however, notwithstanding the foregoing, any such Reimbursable Expenses incurred by Centene during the period commencing as of the Initial Effective Date and continuing until the first day of operations of PlanCo shall not be due and payable until the later of (i) the date on which PlanCo commences the provision of coverage to Medicaid beneficiaries, or (ii) thirty (30) days following presentation of an invoice by Centene to PlanCo for such Reimbursable Expenses. In the event that PlanCo disputes all or any portion of an invoice, it will notify Centene in writing within ten (10) days following its receipt of such invoice and timely pay any undisputed portions of such invoice. In the event of any such dispute, Centene, PlanCo and Network Sub shall promptly meet and confer in an effort to resolve such dispute expeditiously and in good faith. Notwithstanding the foregoing, each of Centene, PlanCo and Network Sub shall continue performing their respective obligations under this Agreement during any dispute, including, without limitation, PlanCo’s obligation to pay all undisputed invoices in accordance with the terms and conditions of this Agreement.”

5.       Miscellaneous.

(a)       The Initial Agreement, as amended by this First Amendment, hereby remains in full force and effect, and, except to the extent expressly set forth in this First Amendment, shall not be deemed to have been amended, waived, modified, superseded or otherwise affected in any respect.

(b)       This First Amendment shall inure to the benefit of and shall be binding upon the Parties and their respective successors and permitted assigns and may not be amended, supplemented or modified except by an instrument in writing signed by each Party.

(c)       This First Amendment shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(d)       This First Amendment may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute the same instrument. Exchange and delivery of this First Amendment by exchange of electronic copies bearing the signature of a Party shall constitute a valid and binding execution and delivery by such Party and such electronic copies shall constitute legally enforceable original documents.

*       *       *       *

IN WITNESS WHEREOF, the Parties have caused this First Amendment to be duly executed as of the date first above written.

CENTENE:

CENTENE CORPORATION

By:	/s/ Jeffrey A. Schwaneke
Name:	Jeffrey A. Schwaneke
Title:	Executive Vice President and
Chief Financial Officer

NETWORK SUB:

CAROLINA COMPLETE HEALTH NETWORK, INC.

By:	/s/ Jeffrey W. Runge
Name:	Jeffrey W. Runge, M.D.
Title:	Chief Executive Officer and President

Signature Page to First Amendment to Services and License Agreement